SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J 10 8

(CUSIP Number of Class of Securities)

Richard K. Williams

President, Chief Executive Officer and Chief Technical Officer

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark L. Reinstra, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing includes the following document relating to the proposed acquisition of Advanced Analogic Technologies Incorporated, a Delaware corporation (“AATI”), by Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), pursuant to the terms of an Agreement and Plan of Merger dated as of May 26, 2011 and as amended November 30, 2011, by and among Skyworks, PowerCo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Skyworks, and AATI: presentation made to AATI employees on December 1, 2011.

AATI Communications Meeting December 1, 2011

Agenda » Skyworks M&A Update » Timeline » Skyworks & AATI 2

Acquisition Update
»
SKWS to Acquire AATI For $5.80 Per Share in Cash (vs. $6.13)
»
Tender Offer to Be Commenced Within Seven Business Days
»
Transaction Expected to Be Completed in January 2012
»
AATI Has Addressed and Satisfactorily Clarified All Issues
Previously Raised By SKWS
»
The Companies Have Agreed to Voluntarily Dismiss Claims
Asserted Against Each Other in Delaware Chancery Court
»
SKWS and AATI Have Mutually Determined That Respective
Claims Were Insignificant in Light of Overall Value of Transaction
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- Definitive Agreement Signed May'26
- Definitive Agreement Revised / Affirmed Nov'30
- Expect Legal Close of Transaction in ~~July~~ January
- Until Then AATI is an Independent Public Company
- Integration Effort Led by Tony (AATI) & Steve (SW)
- Integration to Restart Immediately
- SKWS Will Place 4 Observers at AATI to Support Integration

ANALOGIC TECH

Transaction Timeline 4

Implications
»
Geographic: SKW Has No Northern CA Office
»
Skillset: SKW Has Limited Power Mgt Capability
»
Products: Complementary & Synergistic; No Overlap
»
Customers: Many Common Customers, Many New Opportunities
»
Projects: Continue as We’re Doing Now
»
Integration: Planning Before Close, Activities Start After Close
»
Job Continuity: Will Come From Integration Plan
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No Change From May’11 Presentation

- **Diverse Portfolio Delivering Above Market Growth and Accretive Margins**
- **Full Arsenal of Products and Technologies**
  - Synergies Between Organically Developed and Acquired Technologies
  - Expansive Line of Standard and Customized Solutions
  - Process Breadth Spanning GaAs, SOI, SiGe, CMOS
- **Broadening Sales Channels to Capitalize on Full Product Scope**
  - Expanding Sales and Marketing Efforts in Existing Markets
  - Investing in Emerging Segments
- **Intellectual Property Base Leveraged Across Analog Product Lines**
  - Core Analog Building Blocks Enable Highly Customized Integrated Solution

Leveraging Technology and Scale from Mobile Internet Products

ANALOGIC TECH

Skyworks HPA Division Overview 6 Skyworks Nov’11 Company Overview

8% CAGR
$20
$16
$12
$8
$4
$0
($B)
$13.4
$14.1
$15.4
$16.8
$18.0
$19.4
2009
2010
2011
2012
2013
2014
Other
Automotive Electronics
Wired Communications
Wireless Communications
Consumer Electronics
Industrial Electronics
Computing / Storage

Source: Gartner Group and Internal Estimates

Analog Markets Present Substantial and Diversified Opportunities

ANALOGIC TECH

Skyworks View of Analog Market 7 Skyworks May’11 Company Overview

N9
Droid RaZR
Optimus One
Incredible
Nexus S
XPERIA
NOKIA
MOTOROLA
LG
htc
SAMSUNG
Sony Ericsson

ANALOGIC TECH

Skyworks Mobile Customers 8 Skyworks Nov’11 Company Overview

Revenue and Gross Margin %
$1,500
$1,200
$900
$600
$300
$0
45%
44%
43%
42%
41%
40%
33% CAGR
FY09
FY10
FY11
Revenue($M)
GM%

EPS and Operating Margin %
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
30%
26%
22%
18%
14%
10%
65% CAGR
FY09
FY10
FY11
EPS
OM%

ANALOGIC TECH

Skyworks Annual Financials 9 Skyworks Nov’11 Company Overview

Quarterly Revenue and Gross Margin

$402
46.0%
$400
$375
45.5%
18% Organic Growth
$350
45.0%
$325
$313
44.7%
44.5%
Revenue ($M)
Gross Margin
$300
44.0%
$275
43.8%
$250
43.5%
$225
43.0%
Q4'10
Q4'11

Quarterly Non-GAAP EPS and Operating Margin

$0.60
32%
$0.55
Up 28%
$0.54
30%
$0.50
27.2%
28%
Non-GAAP EPS
Operating Margin
$0.45
$0.43
$0.40
26%
26.1%
$0.35
24%
$0.30
22%
$0.25
$0.20
20%
Q4'10
Q4'11

ANALOGIC® TECH

Skyworks Financials FQ4’11 10 Skyworks Nov’11 Company Overview

Conclusion » SKWS M&A Will Proceed (And Quickly) » AATI is in Better Shape Than 12 Mths Ago » SKWS M&A Will Make AATI Stronger » We Still Have a Business to Run » Stay Focused » Look Forward 11

Additional Information and Where to Find It
»
Additional Information and Where to Find It
»
Skyworks will file a Tender Offer Statement on Schedule TO and AATI will file a
Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange
Commission (“SEC”) in connection with the amended merger agreement and tender offer. Security holders are advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement
when they are available because they will contain important information. Investors can obtain the Tender
Offer Statement when it is filed by Skyworks, the Solicitation/Recommendation Statement when it is filed by AATI, and other documents filed by Skyworks and/or AATI for free at the web site of the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, investors and security holders can obtain free copies of the documents filed by Skyworks with the SEC from Skyworks by contacting Skyworks’
Investor Relations at (949) 231-4700 or by accessing Skyworks’ investor relations website at
http://www.skyworksinc.com, and free copies of the documents filed by AATI with the SEC from AATI by contacting AATI’s Investor Relations at The Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by
accessing Advanced Analogic Technologies’ investor relations website at http://www.analogictech.com.
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